

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Anastasios Arima
Chief Executive Officer
IperionX Ltd
129 W Trade Street
Suite 1405
Charlotte, NC 28202

      Re: IperionX Ltd
          Form 20-F for the Fiscal Year ended June 30, 2023
          Filed September 18, 2023
          File No. 001-41338

Dear Anastasios Arima:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2023

General

1.   We note that you have been filing various reports on the Australian Securities Exchange including quarterly financial reports and other information, although you have not filed all of these documents with the SEC on Form 6-K.

General Instruction B to Form 6-K requires that you promptly furnish material information that you make public, or are required to make public pursuant to the laws of the jurisdiction of your domicile, or in which you are incorporated or organized, and is applicable pursuant to Rule 13a-16 of Regulation 13A.

This requirement also applies to material information that you file or are required to file with a stock exchange on which your securities are traded that is made public, or that you distribute or are required to distribute to your security holders.

Please address these requirements as they pertain to the reports that were required over the last three fiscal years and future reports that will be required on Form 6-K.

Information on the Company, page 52

2. We note your disclosure on page 44 indicating your mineral resources are based on a 0.4% THM cut-off grade using a "revenue cost break even calculation" and listing various related assumptions, such as the historical 2017 to 2021 annual average prices.

    Please expand your disclosure to clarify how the inputs reconcile to the 0.4% THM resource cut-off grade and provide us with the underlying calculations.

3. Please revise the rare earth oxide table disclosures on page 45 as necessary to resolve the inconsistency between the heading to the table indicating the units are presented in US$/t, and the columnar headings indicating the units are presented as US$/kg.

4. Given that you report some results of an initial assessment on page 47, such as the mine life, average annual production, and annual operating costs, if these results include inferred resources you must also report the corresponding results excluding inferred resources along with the other information prescribed by Item 1302(d)(4)(ii) of Regulation S-K, applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

Exhibits 12.1 and 12.2, page 102

5. We note that your officer certifications do not include the introductory language prescribed for paragraph 4, regarding internal control over financial reporting, although you have included the representations required in subparagraph (b) and provided management's report on internal control over financial reporting on page 99.

    The introductory language in paragraph 4 should be expanded to clarify that the certifying officers are also responsible for establishing and maintaining "...internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))," to comply with Instruction 12 to the exhibit requirements in Form 20-F.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact John Coleman at 202-551-3610, or Karl Hiller at 202-551-3686 with questions regarding comments on your mineral properties, or Sondra Snyder at 202-551-3332 or Gus Rodriguez at 202-551-3752, if you have questions on the other matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation